CLEAN WIND ENERGY TOWER, INC.
1997 Annapolis Exchange Parkway, Suite 300,
Annapolis, Maryland 21401

July 21, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Roger Schwall, Assistant Director

Re:	Clean Wind Energy Tower, Inc.
Registration Statement on Form S-1
File No. 333-174762

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Clean Wind Energy Tower, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Time, on Friday July 22, 2011, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CLEAN WIND ENERGY TOWER, INC.

By: /s/ Ronald W. Pickett
Name: Ronald W. Pickett
Title:  President, CEO and Director